SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

AURASOUND, INC.
(Name of Subject Company (Issuer))

Warrants to Purchase Common Stock, $0.001 Par Value
(Title of Class of Securities)

05153H 205
(CUSIP Number of Class of Securities (Underlying Common Stock))

Arthur Liu
Chief Executive Officer
AuraSound, Inc.
11839 East Smith Avenue
Santa Fe Springs, California 90670
(562) 447-1780
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

With copies to:

Kevin Friedmann, Esq.
Richardson & Patel LLP
152 West 57th Street, 4th Floor
New York, New York 10019
Telephone:  (212) 561-5559
Facsimile:  (917) 591-6898

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing fee*
$1,213,889	$67.74
*The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $67.74
Form or Registration No.: Schedule TO/005-80848
Filing Party: AuraSound, Inc.
Date Filed: September 16, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO initially filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on September 16, 2009 by AuraSound, Inc. (“AuraSound”), and subsequently amended on October 5, 2009, in connection with AuraSound’s offer to modify certain outstanding warrants as described therein.

Item 4.	Terms of the Transaction

Item 4 of Schedule TO is hereby amended and supplemented by inserting at the end thereof the following information.  Capitalized terms have the meanings set forth in Exhibit (a)(1)(B).

The Offer expired at 9:00 p.m. Pacific Time on Tuesday, November 3, 2009.  All of the 17 Warrant Holders eligible to participate in the Offer accepted the Offer and signed and validly tendered to AuraSound the Waiver, Release and Warrant Modification Agreement attached to this Schedule TO as Exhibit (a)(1)E), none of which were withdrawn prior to the expiration of the Offer.  On November 4, 2009, AuraSound issued a press release announcing the results of the Offer.  A copy of this press release is filed as Exhibit (a)(1)(G) to this Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits

Item 12 of Schedule TO is hereby amended to add the following exhibit.

(a)(1)(G)          Press Release dated November 4, 2009

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AuraSound, Inc.

November 4, 2009	By:	/s/ Arthur Liu
Arthur Liu, Chief Executive Officer